Exhibit 99.1

NEWS RELEASE

LAKE SHORE GOLD TRIPLES MINIMUM STRIKE LENGTH OF 144 GAP ZONE MINERALIZATION

•	Minimum dimensions of 144 Gap Zone extended to 350 m along strike and 350 m down dip with mineralization hosted in both wide bulk and narrow high-grade structures

•
Drilling to northeast extends mineralization 200 m to within 500 m of Thunder Creek Deposit (Key intercepts: 3.68 gpt over 18.0 m, including 5.27 gpt over 9.0 m, 3.80 gpt over 12.0 m, including 7.26 gpt over 4.8 m, 100.00 gpt over 0.40 m, 5.76 gpt over 4.1 m, 7.22 gpt over 3.0 m, 6.48 gpt over 2.0 and 5.11 gpt over 3.0 m)

•
Drilling near discovery hole Hwy-14-48 extends mineralization by at least 100 m down dip and 50 m to northeast and southwest, (Key intercepts: 6.56 gpt over 12.4 m, including 12.17 gpt over 5.0 m, 7.6 gpt over 11.2 m, 3.19 gpt over 25.8 m, including 5.71 gpt over 6.9 m, 6.66 gpt over 9.4 m, 7.05 gpt over 5.2m, 5.89 gpt over 6.7 m, 4.06 gpt over 15.0 m,  4.06 gpt over 10.9 m and 591 gpt over 0.5 m)

•	Six surface drills on site, 90,000 m of drilling planned in 2015

•	Exploration drift to support underground drill platforms advanced 50 m towards new zone, underground drilling to commence by mid-year with minimum 30,000 m planned in 2015.

TORONTO, ONTARIO -- (Marketwired – January 27, 2015) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced results from an additional 20 drill holes and one wedge hole (23,598 metres) at the Company’s 144 Exploration Area (“144”). 144 is located immediately southwest of the Timmins West Mine Thunder Creek Deposit and covers about 4.0 kilometres of the same volcanic/ultramafic, intrusive/sedimentary contact (the “TC-144 Trend”) that hosts both Thunder Creek and Timmins Deposit. The current drill program, launched in August, is largely focused on the area immediately adjacent to Thunder Creek (the “144 Gap”), where a new discovery was announced in October 2014.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “The results being announced today are very exciting as they significantly expand the size of the 144 Gap Zone and position the Zone much closer to Thunder Creek than previously identified. Everything we have seen to date supports our view that the 144 Gap has the potential to add considerable new resources and introduce an important new component to our production profile. With six drills working on surface, our exploration drift advancing towards completion during the third quarter, and underground drilling expected to commence by mid-year, we expect to generate significant information and news flow about the 144 Gap Zone in 2015. Our target remains to establish an initial resource at the 144 Gap Zone for the end of the year.”

Two holes (Hwy-14-63 and Hwy-14-70) were drilled to test the strike extension of the 144 Gap Zone approximately 200 m east of the previous east limit for the Zone and 500 m west of mine infrastructure at the Thunder Creek Deposit.  Hwy-14-70 intersected the structure approximately 810 m below surface and close to the planned elevation for the new exploration drift. Among the results from this hole were  3.80 grams per tonne (“gpt”) over 12.0 metres (“m”), including 7.26 gpt over 4.8 m, 6.66 gpt over 1.9 m and 3.68 gpt over 18.0 m, including 5.27 gpt over 9.0 m. Hwy-14-63 intercepted the structure approximately 150 m below Hwy-14-70 with results of 100 gpt over 0.4 m, 5.76 gpt over 4.1 m, 7.22 gpt over 3.0 m, 6.48 gpt over 2.0 m and 5.11 gpt over 3.0 m.

Nine holes and one wedge hole (Hwy-14-57, 58, 59, 65, 65W1, 71, 72, 73, 74 and 75) were drilled within, and immediately surrounding, the dimensions of the 144 Gap Zone reviewed in the Company’s press release entitled, “Drilling at 144 Property Intersects Additional Wide, High-Grade Mineralization at New 144 Gap Zone,” issued on November 13, 2014.

Holes Hwy-14-58, 65, 65W1 were drilled below the 144 Gap Zone and extended mineralization by approximately 100 m to depth. Among key intercepts were 6.56 gpt over 12.0 m, including 12.17 gpt over 5.0 m, 5.27 gpt over 1.6 m, 5.58 gpt over 6.0 m and 5.73 gpt over 4.3 m in Hwy-14-65 and 6.07 gpt over 2.9 m, 10.29 gpt over 2.0 m, 6.01 gpt over 3.9 m, 19.65 gpt over 2.0 m, 7.6 gpt over 11.2 m and 10.24 gpt over 1.9 m in Hwy-14-65W1.

Holes Hwy-14-57, 59, 72, 73, 74 and 75 were drilled in the east portion of 144 Gap Zone and expanded the limits by 50 m to the northeast. Key intercepts from these holes were 4.06 gpt over 15.0 m in Hwy-14-59, 4.71 gpt over 6.10m and 5.89 gpt over 6.70m in Hwy-14-72, 6.66 gpt over 9.4 m, 19.15 gpt over 2.2 m, including 102.5 gpt over 0.4 m in Hwy-14-73, 4.06 gpt over 10.9 m, 7.05 gpt over 5.2 m and 5.07 gpt over 3.0 m in Hwy-14-74 and 5.25 gpt over 6.6 m, 7.37 gpt over 2.5 m, and 157.04 gpt over 1.9, including 591 gpt over 0.5 m, in Hwy-14-75.

Hwy-14-71 was drilled near the previous west limit of the 144 Gap Zone and intersected 3.19 gpt over 25.8 m, including 5.71 gpt over 6.9 m. The results of this new hole extend the limits of the 144 Gap Zone by 50 m to the west.

The remaining eight holes were drilled mainly as widely spaced step outs to evaluate the extension of mineralization to depth with most encountering thick intervals of porphyry and local high-grade values which confirmed the extension of the mineralized system to depth.

Recent interpretations continue to suggest that the mineralization at 144 Gap is contained within a broad zone of hydrothermal alteration and deformation measuring up to 100 m wide and closely  associated with syenite intrusions, quartz veining, pyrite, scheelite and/or galena and multiple occurrences of visible gold. The new results identify the 144 Gap Zone over minimum dimensions  of 350 metres along strike and 350 metres down dip with mineralization contained in a combination of wide bulk and narrow high-grade structures.

Qualified Person

The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the 144 is Eric Kallio, Senior Vice-President Exploration, P.Geo. Mr. Kallio, as a QP, has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. Mr. Kallio is an employee of Lake Shore Gold.

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams per tonne gold, the sample is fire assayed with a gravimetric finish.  Select zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security sealed bags for preparation at ALS Minerals Preparation facility located either in Sudbury, ON, or to Val d’Or Quebec and the pulps are subsequently shipped to the ALS Minerals assay laboratory facility in Val d’Or, Quebec (or rarely in North Vancouver, B.C for fire assay.  These ALS Minerals facilities are all registered ISO 9001-2008 (CERT-0051527).  The Val d’Or assay laboratory is SCC ISO/IEC 17025:2005 Accredited (#689) and the North Vancouver, BC assay laboratory is also SCC ISO/IEC 17025:2005 Accredited (#579).

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298

    Table 1: List of Significant Composite Intervals From New Drilling

Highway 144 Project – Significant Assay Results
Hole	Depth	`	From	To	Interval	Grade	Comments
Number	(m)		(m)	(m)	(m)	(gpt)
HWY-14-57	1386
			934.40	943.00	8.60	3.01
			1029.80	1035.00	5.20	2.81
		incl.	1032.00	1034.00	2.00	4.65
HWY-14-59	1382
			926.00	941.00	15.00	4.06
		incl.	936.90	937.30	0.40	22.80	VG
HWY-14-62	1206
			1013.60	1015.30	1.70	5.90
		incl.	1015.00	1015.30	0.30	19.10
			1042.50	1044.00	1.50	5.30
		incl.	1042.50	1042.80	0.30	25.50
HWY-14-63	1480
			974.00	976.00	2.00	20.02
		incl.	975.00	975.40	0.40	100.00	fine seam of VG in MV flows
			1091.00	1095.10	4.10	5.76	VG
		incl.	1091.00	1094.00	3.00	7.22
			1102.00	1104.00	2.00	6.48
			1157.00	1160.00	3.00	5.11	VG
		incl.	1158.40	1158.70	0.30	24.40	VG
HWY-14-65	1088
			978.00	990.40	12.40	6.56	local VG
		incl.	978.00	983.00	5.00	12.17
			998.90	1000.50	1.60	5.27
			1004.00	1010.00	6.00	5.58
		incl.	1006.00	1007.00	1.00	23.30
			1040.70	1045.00	4.30	5.73
		incl.	1042.30	1042.80	0.50	23.60
			1065.00	1067.50	2.50	4.78	VG

Hole	Depth	`	From	To	Interval	Grade	Comments
Number	(m)		(m)	(m)	(m)	(gpt)
HWY-14-65W1	1225
			968.30	971.20	2.90	6.07
			978.00	980.00	2.00	10.29
		incl.	978.90	979.20	0.30	61.70	VG
			983.00	987.00	4.00	2.96
			1009.40	1013.30	3.90	6.01
		incl.	1009.90	1010.20	0.30	60.70	VG
			1033.00	1035.00	2.00	19.65
			1046.80	1058.00	11.20	7.60
		incl.	1049.70	1050.60	0.90	66.20	VG
			1069.00	1074.00	5.00	3.02
			1080.00	1081.90	1.90	10.24
		incl.	1080.50	1081.20	0.70	27.60
HWY-14-67	1082
			933.50	935.90	2.40	4.53
		incl.	934.90	935.90	1.00	7.62
			1049.40	1050.30	0.90	3.85
HWY-14-68	1133
			964.30	968.60	4.30	2.22
			982.00	983.50	1.50	3.05
			992.30	994.00	1.70	3.16
HWY-14-69	1113
			970.50	973.40	2.90	3.78
		incl.	972.50	973.40	0.90	8.69
			1021.00	1022.60	1.60	2.83
		incl.	1022.00	1022.60	0.60	7.36
HWY-14-70	1252
			906.00	918.00	12.00	3.80
		incl.	906.00	910.80	4.80	7.26
		which incl.	906.50	907.00	0.50	25.00	VG
			963.30	965.00	1.70	3.77
			1002.00	1003.90	1.90	6.66
			1030.00	1048.00	18.00	3.68
		incl.	1030.00	1039.00	9.00	5.27
		which incl.	1032.30	1033.00	0.70	32.80	VG

Hole	Depth	`	From	To	Interval	Grade	Comments
Number	(m)		(m)	(m)	(m)	(gpt)
HWY-15-71	1224
			994.70	1020.50	25.80	3.19
		incl.	1010.60	1017.50	6.90	5.71
		which incl.	1011.50	1012.00	0.50	27.90	VG
		and incl.	1017.00	1017.50	0.50	27.40	VG
HWY-15-72	1149
			986.20	992.30	6.10	4.71
			1038.00	1044.70	6.70	5.89
		incl.	1044.00	1044.70	0.70	39.00	VG
HWY-15-73	1152
			956.20	957.90	1.70	5.51
			964.20	973.60	9.40	6.66
		incl.	965.20	967.20	2.00	23.05
			1009.00	1011.20	2.20	19.15
		incl.	1009.00	1009.40	0.40	102.50	VG
			1020.20	1022.60	2.40	3.02
			1141.90	1143.50	1.60	3.69
		incl.	1142.40	1142.70	0.30	18.10	VG
HWY-15-74	1144
			956.70	967.60	10.90	4.06	VG
			1000.40	1005.60	5.20	7.05
		incl.	1003.40	1005.60	2.20	12.60
			1094.90	1097.90	3.00	5.07
HWY-15-75	1074
			804.20	805.80	1.60	3.83
			824.60	831.20	6.60	5.35
		incl.	828.50	829.00	0.50	34.40
			905.20	907.70	2.50	7.37
		incl.	905.20	905.70	0.50	30.20	fine VG
			917.50	919.40	1.90	157.04
		incl.	917.80	918.30	0.50	591.00	fine VG

Notes:

1)  Holes HWY-14-58, HWY-14-60, HWY-14-61, HWY-14-64, and HWY-14-66, returned lower grade assay values.
2)  Hole HWY-14-61A was terminated prior to target due to excessive deviation.
3)  Assays are reported uncut.
4) True widths are not reported at this time.

Figure 1. 144 Geology Plan – Location of New Drill Holes

N
THUNDER
CREEK
DEPOSIT
GAP
AREA
144
NORTH
144
SOUTH
144
0
250
500
Meters
Legend
Thunder Creek Deposit
New Drill Results
Mineralized Corridor
Interpreted Faults
Mafic Volcanics
Porphyritic Syenite
Ultramafic Volcanic
Ultramafic Intrusive
Metasediments

Note: Only new drill holes shown.

Figure 2. 144 Gap Geology Plan

Note: Hole traces displayed below 665 m from surface.
Hole traces are not displayed for Thunder Creek.

Figure 3. 3D Visual 144 Gap Zone (Looking Northwest)

Note: Only new holes labelled (with exception of HWY-14-48).